ОАО "ЮЖНАЯ ТЕЛЕКОММУНИКАЦИОННАЯ КОМПАНИЯ"

ул. Карасунская, 66, г. Краснодар, Россия 350000
телефон (861)253-20-56, факс (861)253-25-30
телетайп 211402 ЗВУК
e-mail: operator@mail.stcompany.ru

Расчетный счет ____________
Кор.счет ____________
БИК ____________
ИНН 2308025192, ОГРН 1022301172112
ОКВЭД 64.20, ОКПО 01151037

от 28.06.2007 № 10.3.1/06-2875

на № ________ от [redacted]

07025063

SECURITIES AND EXCHANGE COMMISSION OF THE UNITED STATES OF AMERICA

450 Fifth Street, NW Washington, DC 20549, United States

SUPPL

Gentlemen:

To maintain the effect of the exemption, allowed for Public Joint –Stock Company "Southern Telecommunications Company" by Securities and Exchange Commission (USA) under Rule 12g3-2(b), we are forwarding the following documents to you (file № 33-86928):

1. Notifications on the facts that may influence significantly the price of the Issuer's securities.
2. Notifications on the material fact.

Please find 29 pages enclosed.

PROCESSED
JUL 13 2007
THOMSON FINANCIAL

SEC MAIL PROCESSING SECTION
JUL 03 2007
WASH., D.C.
209

A. A. Dobryakov,
Deputy Director General –
Director for Economics and Finance
"Southern Telecommunications Company" PJSC

"Taking decision on bonds' acquisition"

1. General	
1.1. Full registered name of the Issuer (name of non-profit organization)	***Public Joint –Stock Company "Southern Telecommunications Company"***
1.2. Abbreviated registered name of the Issuer	***"UTK" PJSC***
1.3. Place of the Issuer's business	***66, Karasunskaya Street, Krasnodar, 350000***
1.4. Basic state registration number of the Issuer	***1022301172112***
1.5. Tax-payer's Identification Number (INN) assigned to the Issuer by tax authorities	***2308025192***
1.6. Unique Issuer's code assigned by the registering authority	***00062-A***
1.7. URL of the Internet page used by the Issuer for information disclosure	***http://www.stcompany.ru***

2. Substance

2.1. Type, category, series and other identification characteristics of securities.
05-series non-convertible interest-bearing documentary pay-to-bearer bonds with mandatory centralized custody (hereinafter referred to as the Bonds).
2.2. State registration number of the securities issue (additional issue) and the date of the state registration.
4-09-00062-A of May 18, 2007
2.3. The quantity of the Bonds being acquired: ***up to 2,000,000 (Two million) pieces inclusive***
2.4. Acquisition price: ***100% (one hundred percent) of the Bonds face value without regard to accumulated coupon yield accrued on the Date of acquisition; the coupon yield shall be paid to the Bonds seller in addition to the specified Acquisition price at making the transaction.***
2.5. Dates of the Bonds acquisition:
The starting date of the Bonds acquisition by the Issuer is the third business day of the seventh coupon period or the 1094-th (One thousand and ninety fourth) day since the starting date of the Bonds placement.
The starting and final dates of the Bonds acquisition coincide.
2.6. Period of presenting the Bonds for acquisition by the Issuer: ***from May 29, 2010 till June 02, 2010 inclusive.***
2.7. The form and the date of payment for the Bonds being acquired:
The Bonds shall be paid in money terms in currency of the Russian Federation by non-cash settlement.
Payment by installments is not allowed. The Bonds shall be acquired when fully paid.
3. The procedure and terms and conditions of the Bonds acquisition:
Appendix to Minutes № 38 of the Board of Directors of "UTK" PJSC of May 29, 2007:

Offer of acquisition by Public Joint –Stock Company "Southern Telecommunications Company" of 05 series UTK Bonds.

1. **Terms and definitions**

1.1. "Agent" – a person/entity carrying out under the Issuer's instruction and for the Issuer's account the actions for the Bonds acquisition. The Agent is "Interregional Commercial bank of communication and informatics development" (Open Joint Stock Company),
Location: 125375, Moscow, Tverskaya str., 7,
Mail address: 125375, Moscow, Tverskaya str., 7
1.2. "Holder" – a person/entity being a Member of the MICEX Stock market Section (hereinafter "Member of the stock market section" and "MICEX") and acting at the expense of and under the instruction of the Bonds owners and also acting on its own behalf and at its own expense, and desiring to accept the Offer.
1.3. "Date of acquisition" – the date of the Bonds acquisition by the Issuer (June 04, 2010) which is the third business day of the seventh coupon period or the 1094-th (One thousand and ninety fourth) day since the starting date of the Bonds placement.
1.4. "Notification" –written notification of the intent to sell certain portion of Bonds, stipulated by item 2.5 of the Offer.

1.5. "NDC" – Non-commercial Partnership "National Depositary Center" acting as the Bonds depositary; location: 125009, Russian Federation, Moscow, Sredniy Kislovskiy pereulok, 1/13, building 4, mail address: 125009, Russian Federation, Moscow, Sredniy Kislovskiy pereulok, 1/13, phone: (095) 956-27-90, (095) 956-27-91, fax: (095) 956-27-92, license number: 177-03431-000100, date of issue: 04.12.2000, the body that issued the license: Russia's FCSM.
1.6. "Bonds" – 05-series non-convertible interest-bearing documentary pay-to-bearer bonds with mandatory centralized custody of "Southern Telecommunications Company" PJSC (hereinafter referred to as the Bonds) to the number of 2,000,000 (Two million) pieces with face value of 1,000 (One thousand) rubles each, state registration number: 4-09-00062-A of 18.05.2007.
1.7 "Issuer" – Public Joint –Stock Company "Southern Telecommunications Company"
1.8. "Offer" – this Offer.
1.9. "Period of presentation" – the period of presenting the Bonds for acquisition by the Issuer defined in item 2.6 of this Offer.
1.10. "Documents of the Issue" – Decision on the Bond issue, Offering Circular and the Bonds Certificate.

2. Subject and Nature of the Offer. Offer Acceptance Terms.

2.1. By this Offer the Issuer offers to any owner of the Bonds having the intent to sell the Bonds to conclude the Bonds purchase and sale contract with the Issuer in accordance with RF legislation, the Issuer's Charter, terms and conditions of the Decision on the Bond issue, the Offering Circular and this Offer to the number of to 2,000,000 (Two million) pieces inclusively at the price established in item 3.2 of this Offer.
2.2. This Offer is a public offer and expresses the will of the Issuer to enter into a contract of the Bonds purchase and sale with any Holder on the terms and conditions indicated in the Offer
2.3. The Offer is irrevocable, i.e. it cannot be revoked during the period till the Date of acquisition inclusively.
2.4. The Offer is considered to be received by the addressee at the moment of publishing the text of this Offer on the news tape.
2.5. For the purposes to realize the right to the Offer acceptance the Holder has to perform two acts:
1) During the Period of presentation of the Bonds for acquisition by the Issuer the Bonds Holder should send to the Agent by registered letter the written notification (hereinafter "Notification") of the intent to sell a certain part of the Bonds.
The Notification should express the intent to sell to the Issuer the Issuer's bonds and also contain the following information:
- full name of the Bonds Holder;
- full name of the Bonds owner (in case if the Bonds Holder – a Member of the MICEX Stock market Section is acting at the expense and under the instruction of the Bonds owners);
- state registration number and the date of state registration of the Bonds;
- the quantity of the Bonds being offered for sale (in digits and in words).
The Notification should be signed by authorized person of the Bonds Holder and attached by the Holder's seal. The Notification is considered to be received on the date of delivery to the addressee or the addressee's refusal to receive it confirmed by the appropriate document.
2) After sending the Notification the Bonds Holder submits, on the Date of acquisition, the target order for selling the Bonds quantity specified in the Notification to the Trading System of MICEX in compliance with the Securities Trading Rules of MICEX and addressed to the Issuer's Agent who is a Member of the MICEX Stock market Section, with indication of the Price of the Bonds Acquisition and the code of calculations - T0. This order should be submitted by the Holder to the Trading system from 13:00 till 15:00 (Moscow time) on the Date of Acquisition.
The quantity of the Bonds specified in this order should not exceed the quantity of the Bonds specified earlier in the Notification sent by the Holder to the Agent.
2.6. The period of presentation starts on May 29, 2010 and ends on June 2, 2010.
2.7. The Notification should be sent to the mail address of the Agent specified in the Offer, and the copies of notifications may be sent to fax: + 7 (095) 771-32-60.
2.8. The Notification is considered to be received by the Agent since the date of delivery to the addressee or the addressee's refusal to receive it confirmed by the appropriate document.
2.9. The Issuer is not liable for performance of the Offer conditions with regard to the Holders who did not provide their Notification during the Period of presentation, or who provided the Notifications inconsistent with the requirements set forth in the Offer, and also with regard to the Holders who violated other conditions of the Offer.

2.10. The excerpt from the minutes of tenders drawn up in the form of relevant annex to the MICEX Rules and certified by the signature of the MICEX authorized person is recognized to be an adequate evidence of the Holder's submitting the order for the Bonds sale in accordance with terms and conditions of the Bonds acquisition by the Issuer.

3. The Issuer's obligations.

3.1. Transactions on the Bonds' acquisition by the Issuer shall be concluded through the Agent in the MICEX Stock market Section according to the MICEX Trading Rules. Not later than at 17:00 Moscow time on the Date of acquisition the Issuer undertakes to conclude transactions with the Holders of Bonds from whom the Notifications were received by sending through the Agent counter target orders to the orders submitted in compliance with the Decision on the bond issue, Offering Circular and this Offer and available in the trading system of MICEX by the time of making the transaction.

In case the Issuer acquired the Bonds, they arrive to the Issuer's custody account with Non-commercial Partnership "National Depositary Center" keeping the record of the Bonds rights.

Later, the Bonds acquired by the Issuer can be again put into circulation to secondary market till maturity (provided all provisions of the applicable legislation of the Russian Federation are being observed by the Issuer).

3.2. The Bonds purchase and sale transactions made in accordance with terms and conditions of this Offer shall be concluded at the price making up 100 (One hundred) percent of the outstanding amount of the Bonds face value without regard to accumulated coupon yield accrued on the Date of acquisition; the coupon yield shall be paid to the Bonds seller in addition to the specified Acquisition Price.

3.3. Target orders submitted by the Holders in accordance with sub-item 2) of item 2.5 hereof and who sent the Notifications earlier as per the established procedure, shall be satisfied by the Agent in the Bonds quantity specified in target orders filed by the Holders and at the price set forth by item 3.2 hereof.

3.4. The obligations of the parties (the Issuer and the Holder) for the accepted Offer are considered to be fulfilled since the time of transfer of the title for the acquired Bonds to the Issuer and the payment for these Bonds by the Issuer (under "delivery versus payment" condition in accordance with the MICEX Trading Rules).

3.5. The acquisition of the Bonds by the Issuer shall be made in the MICEX Stock market Section according to the MICEX Trading Rules.

In case of reorganization, liquidation of the Moscow Interbank Stock Exchange (MICEX) or if the Bonds' acquisition by the Issuer through the Moscow Interbank Stock Exchange in the order stipulated by this Offer does not meet the requirements of the applicable legislation of the Russian Federation, the Issuer shall make a decision on the organizer of trade in the equity market through which the Issuer will conclude transactions on the Bonds' acquisition.

In this case the Issuer shall acquire the Bonds in accordance with the regulatory documents governing the activity of such organizer of trade in the equity market. Simultaneously with the notice of coupon rate determination the Issuer shall publish the information about the organizer of trade in the equity market through which the Issuer will conclude transactions on the bonds' acquisition.

The information should include:

- full and abbreviated names of the organizer of trade in the equity market;
- its location;
- data on the license: number, date of issue, validity, issuing authority;
- procedure for the bonds acquisition according to the rules of the trade organizer.

4. Other Terms

4.1. All issues of relations between the Company and the Bond Owners, concerning Bonds and not covered by the Offer, shall be regulated by the Documents of the Issue and active laws of the Russian Federation and shall be understood and interpreted in compliance with them.

4.2. In case of failure to fulfill or to duly fulfill its obligations under the Offer, the Company and the Bond Owners shall bear responsibility in compliance with the active law.

4.3. Assignment of rights of demand under the transactions concluded by the acceptance of this Offer is not allowed.

4.4. All and any disputes in connection with the Offer shall be referred to proceeding in Arbitration court or in regular court at defendant location.

4. The resolution on the Bonds acquisition was adopted by the Board of Directors of "UTK" PJSC on May 29, 2007, Minutes № 38 of May 29, 2007. ***5. According to the Decision on the Bond issue and the Offering Circular interest rates for the second, third, fourth, fifth, sixth coupons are set forth to be equal to the rate of the first coupon being determined on the starting date of the Bonds placement start – June 06, 2007.***

3. Signature		
3.1. Deputy General Director – Director for Economics and Finance	(Signature)	A. A. Dobryakov
3.2. Date " 29 " May 20 07	Official seal	

Notification

1. General	
1.1. Full registered name of the Issuer	***Public Joint –Stock Company "Southern Telecommunications Company"***
1.2. Abbreviated registered name of the Issuer	***"UTK" PJSC***
1.3. Place of the Issuer's business	***66, Karasunskaya Street, Krasnodar, 350000***
1.4. Basic state registration number of the Issuer	***1022301172112***
1.5. Tax-payer's Identification Number (INN) assigned to the Issuer by tax authorities	***2308025192***
1.6. Unique Issuer's code assigned by the registering authority	***00062-A***
1.7. URL of the Internet page used by the Issuer for information disclosure	***http://www.stcompany.ru***

2. Substance

2.1. Data on the securities to be placed:

2.1.1. Type, category, series and other identification characteristics of securities.

Series 05 non-convertible interest-bearing documentary pay-to-bearer bonds with obligatory centralized custody (hereinafter referred to as the Bonds).

2.1.2. Maturity date.

The Bonds shall be retired on the 1 820th (one thousand eight hundred and twentieth) day from the starting date of the bonds placement.

If the maturity date happens to be week-end, national holiday or any other day-off for settlement operations, the due sum shall be paid out on the first business day after the day-off. The Holder of the Bonds is not entitled to claim any compensation for such delay of payment.

The starting and final dates of the Bonds' face value retirement coincide.

2.1.3. The state registration number of the securities issue and the date of registration by the state: ***4-09-00062-A dated as of 18 May 2007***

2.1.4. Name of the registering authority that effected the state registration of the securities issue: ***Federal Service for Financial Markets***

2.1.5. Number of the placed securities and face value of each security of the issue

2, 000, 000 (two million) Bonds with face value of 1,000 (one thousand) rubles each.

2.1.6. Form of the bond placement

Public subscription

2.1.7. Price of the bond placement or the procedure for its determination:

During the first and the following days of the bond placement the bonds are to be placed at the price of 100 (one hundred) percent of their face value, which is 1,000 (one thousand) rubles. Starting from the second day of the bond placement, a buyer when concluding a purchase and sale transaction shall pay accrued coupon income under the Bonds (NKD) calculated according to the following formula:

$$NKD = C1 * Nom * (T - T0) / 365 / 100 \%$$

where:

NKD is the accrued coupon income in rubles;

Nom is the face-value of one Bond in rubles;

C1 is the size of the interest rate of the first coupon, in per cent per annum;

T is the date, as of which the NKD is calculated;

T0 is the placement start date

The value of the accrued coupon yield per Bond is determined accurate to one kopeck (with mathematical rounding off). In this case, the mathematical rounding rule shall mean a method of rounding where the whole kopeck(s) will not change if the digit next after the rounded one is 0 to 4, and will change, i.e. be increased by 1 change if the digit next after the rounded one is 5 to 9.

2.1.8. The right of priority to the securities acquisition granted to the Issuer's shareholders and/or other persons.

The right of priority is not provided.

2.2. Starting date of the securities placement:

June 06, 2007

2.3. ***The starting date of the bond placement can be changed, provided the Issuer publishes a notice of the change of the bond placement starting date on the news tape and on the web page at least 1 (one) day in advance of the starting date of the bond placement stated herein.***

2.4. Final date of the securities placement, or procedure of fixing it:

The earlier of the two following dates shall be the placement final date:

a) 15th (fifteenth) working day from the Bond placement starting date;

b) date of placement of the last Bond of the issue.

In such a case the placement Final date cannot be later than a year from the date of the state registration of the Bonds issue.

3. Signature		
3.1. Deputy General Director – Director for Economics and Finance	(Signature)	A. A. Dobryakov
3.2. Date " 29 " May 20 07	Official seal	

Notification on the material facts

"DATA ON THE TIME OF EXECUTION OF THE ISSUER'S OBLIGATIONS TO THE OWNERS OF SECURITIES"

1. General	
1.1. Full registered name of the Issuer	***Public Joint –Stock Company "Southern Telecommunications Company"***
1.2. Abbreviated registered name of the Issuer	***"UTK" PJSC***
1.3. Place of the Issuer's business	***66, Karasunskaya Street, Krasnodar, 350000***
1.4. Basic state registration number of the Issuer	***1022301172112***
1.5. Tax-payer's Identification Number (INN) assigned to the Issuer by tax authorities	***2308025192***
1.6. Unique Issuer's code assigned by the registering authority	***00062-A***
1.7. URL of the Internet page used by the Issuer for information disclosure	***http://www.stcompany.ru***

2. Substance

2.1. Type, category, series and other identification characteristics of securities.

04-series non-convertible interest-bearing documentary pay-to-bearer bonds with mandatory centralized custody (hereinafter referred to as the Bonds).

2.2. State registration number of the securities issue (additional issue) and the date of the state registration.

4-08-00062-A of 24th November 2005.

2.3. Name of the registering authority that effected state registration of the securities issue (additional issue).

Federal Service for Financial Markets

2.4. Name of the Issuer's governing body that has taken the decision on payment (declaration) of dividends under the Issuer's share or on determination (procedure of determination) of the interest rate (coupon income) yielded on the Issuer's Bonds.

Coupon interest rate shall be set according to the Decision on the Bond Issue approved by the Company's Board of Directors (Minutes N 11 dated 18 October 2005).

2.5. The date of taking the decision on payment (declaration) of dividends under the Issuer's shares or on determination (procedure of determination) the interest rate (coupon income) yielded on the Issuer's Bonds.

18 October 2005

2.6. The date of making up the Minutes of the meeting (session) of the Issuer's authorized body taking the decision on payment (declaration) of dividends under the Issuer's shares or on determination (procedure of determination) of the interest rate (coupon income) yielded on the Issuer's Bonds.

18 October 2005

2.7. Total amount of dividends accrued under the Issuer's shares of the specified category (type) and the size of dividend accrued per one share of the specified category (type); total amount of interest rate and (or) other yield to be paid under the Issuer's Bonds of the specified issue (series) and interest rate and (or) other yield to be paid under each Issuer's Bond of the specified issue (series).

Total amount of the sixth coupon income to be paid on the Issuer's Bonds makes RUR 112,200,000 (one hundred twelve million two hundred thousand rubles); the sixth coupon income to be paid under each Issuer's Bond makes RUR 22.44 (twenty two rubles forty four kopecks).

2.8. Form of income payment under the Issuer's securities (money, other property).

In money terms in currency of the Russian Federation by cashless settlement

2.9. Due date of income payment (interest, par value) under the Issuer's securities (dividend on shares) and in case income under the Issuer's securities is to be paid by the Issuer during the set period of time – expiry date of such period.

13th June 2007

2.10. Total amount of dividends paid under the Issuer's shares of the specified category (type); total amount of interest rate and (or) other yield paid under the Issuer's Bonds of the specified

issue (series).

Total amount of income paid under the first - sixth coupons makes RUR 748,000,000.

2.11. The Issuer's obligation and its amount in money terms.

a) ***The Issuer's obligations on coupon income payment. Total amount of the sixth coupon income to be paid under the Issuer's Bonds makes 10% per annum or RUR 112,200,000 (one hundred twelve million two hundred thousand rubles).***
b) ***Redemption of the second part (15 (fifteen) per cent) of the bond face value worth 750,000,000 rubles***

2.12. Fact of execution (default) of the Issuer's obligation.

The Issuer's obligation on the sixth coupon payment and redemption of the part of nominal value of the bonds to the Bond Holders is executed in full.

3. Signature		
3.1. Deputy General Director – Director for Economics and Finance of the Public Joint – Stock Company "Southern Telecommunications Company"	(Signature)	A. A. Dobryakov
3.2. Date " 13 " June 20 07	Official seal	

8

Notice on the data
that may have a significant influence on the value of the issuer's securities

"CHANGE OF THE SHARE OF PARTICIPATION OF THE PERSONS BEING THE MEMBERS OF THE ISSUER'S BOARD OF DIRECTORS (SUPERVISORY BOARD), MANAGEMENT BOARD AS WELL AS THE PERSON ACTING AS THE ISSUER'S INDIVIDUAL EXECUTIVE BODY, INCLUDING THE MANAGING COMPANY OR THE MANAGER, IN THE AUTHORIZED CAPITAL OF THE ISSUER AND ITS SUBSIDIARIES AND AFFILIATES AND/OR CHANGE IN THE PORTION OF THE ORDINARY SHARES OF THE ISSUER AND ITS SUBSIDIARIES AND AFFILIATES OWNED BY SUCH PERSONS."

1. General	
1.1. Full registered name of the Issuer	***Public Joint-Stock Company "Southern Telecommunications Company"***
1.2. Abbreviated registered name of the Issuer	***"UTK" PJSC***
1.3. Place of the Issuer's business	***66, Karasunskaya Street, Krasnodar, 350000***
1.4. Basic state registration number of the Issuer	***1022301172112***
1.5. Tax-payer's Identification Number (INN) assigned to the Issuer by tax authorities	***2308025192***
1.6. Unique Issuer's code assigned by the registering authority	***00062-A***
1.7. URL of the Internet page used by the Issuer for information disclosure	***http://www.stcompany.ru***

2. Substance

2.1. Full name and position held by the person (full registered name and location of the managing company):
Andreev Alexander Vladimirovich – General Director

2.2. Full registered name and location of the company in which authorized capital the share of the person has changed:
Public Joint-Stock Company "Southern Telecommunications Company"
66, Karasunskaya Str., Krasnodar, 350000

2.3. The person's shareholding in the authorized capital of the above company before the change, and in case such company is a joint-stock company - portion of ordinary shares of such joint-stock company owned by this person prior to the change.

Share in the authorized capital: 0%
Portion of ordinary shares: 0%

2.4. The person's shareholding in the authorized capital of the above company after the change, and in case such company is a joint-stock company - portion of ordinary shares of such joint-stock company owned by this person after the change.
Share in the authorized capital: 0.00024 %
Portion of ordinary shares: 0.00032%

2.5. Date on which the Issuer has learnt about the change of the person's shareholding in the authorized capital of the above mentioned company.
21 June 2007

3. Signature

3.1. Deputy General Director – Director for Economics and Finance	(Signature)	A. A. Dobryakov
3.2. Date " 21 " June 20 07	Official seal	

"DATA ON ACCRUED AND (OR) PAID INCOME UNDER THE ISSUER'S SECURITIES"

1. General	
1.1. Full registered name of the Issuer	***Public Joint-Stock Company "Southern Telecommunications Company"***
1.2. Abbreviated registered name of the Issuer	***"UTK" PJSC***
1.3. Place of the Issuer's business	***66, Karasunskaya Street, Krasnodar, 350000***
1.4. Basic state registration number of the Issuer	***1022301172112***
1.5. Tax-payer's Identification Number (INN) assigned to the Issuer by tax authorities	***2308025192***
1.6. Unique Issuer's code assigned by the registering authority	***00062-A***
1.7. URL of the Internet page used by the Issuer for information disclosure	***http://www.stcompany.ru***

2. Substance

2.1. Type, category, series and other identification characteristics of securities.
ordinary registered non-documentary shares.
preference registered non-documentary Type A shares.

2.2. The state registration number of the securities issue (additional issue) and the date of the state registration.
1-03-00062-A; date of the state registration - 9 September 2003
2-03-00062-A; date of the state registration - 9 September 2003

2.3. Name of the registering authority that effected the state registration of the securities issue (additional issue).
Federal Commission for Securities Market of the Russian Federation

2.4. Name of the Issuer's governing body which has taken the decision on payment (declaration) of dividends under the Issuer's shares or determination (procedure of determination) the interest rate (coupon income) yielded on the Issuer's Bonds.
General Shareholders' Meeting

2.5. The date of taking the decision on payment (declaration) of dividends under the Issuer's shares or determination (procedure of determination) the interest rate (coupon income) yielded on the Issuer's Bonds.
26 June 2007

2.6. The date of making up the Minutes of the meeting (session) of the Issuer's authorized body at which the decision on payment (declaration) of dividends under the Issuer's share or determination (procedure of determination) the interest rate (coupon income) yielded on the Issuer's Bonds has been taken.
26 June 2007

2.7. Total amount of dividends accrued under the Issuer's shares of the specified category (type) and the size of dividend accrued per one share of the specified category (type); total amount of interest rate and (or) other yield to be paid under the Issuer's Bonds of the specified issue (series) and interest rate and (or) other yield payable under each Issuer's Bond of the specified issue (series).

Total amount of 2006 dividend accrued under the Issuer's preference shares, RUR: 118,445,035.64
Size of 2006 dividend accrued on one preference share, RUR: 0. 121838

Total amount of 2006 dividend accrued under the Issuer's ordinary shares, RUR.: 156,998,962.99
Size of 2006 dividend accrued on the Issuer's one ordinary share, RUR: 0. 053031

2.8. Form of income payment under the Issuer's securities (money, other property).

Money

2.9. Due date of income payment under the Issuer's securities (dividend on shares, yield (interest, par value) under bonds) and in case income under the Issuer's securities is to be paid by the Issuer during the set period of time – expiry date of such period.

2006 dividend under the Issuer's preference shares should be paid prior to 24 August 2007.

2006 dividend under the Issuer's ordinary shares should be paid prior to 20 December 2007.

2.10. Total amount of dividends paid under the Issuer's shares of the specified category (type); total amount of interest rate and (or) other yield paid under the Issuer's Bonds of the specified issue (series).

Total amount of 2006 dividend paid on the Issuer's ordinary shares, RUR: 0
Total amount of 2006 dividend paid on the Issuer's preference shares, RUR: 0

3. Signature		
3.1. Deputy General Director – Director for Economics and Finance	(Signature)	A. A. Dobryakov
3.2. Date " 26 " June 20 07	Official seal	

1. General	
1.1. Full registered name of the Issuer	***Public Joint –Stock Company "Southern Telecommunications Company"***
1.2. Abbreviated registered name of the Issuer	***"UTK" PJSC***
1.3. Place of the Issuer's business	***66, Karasunskaya Street, Krasnodar, 350000***
1.4. Basic state registration number of the Issuer	***1022301172112***
1.5. Tax-payer's Identification Number (INN) assigned to the Issuer by tax authorities	***2308025192***
1.6. Unique Issuer's code assigned by the registering authority	***00062-A***
1.7. URL of the Internet page used by the Issuer for information disclosure	***http://www.stcompany.ru***
2. Substance	

2.1. Type of a General Shareholders' Meeting (annual, extraordinary):
Annual General Shareholders' Meeting

2.2. Form of the General Shareholders' Meeting.
meeting (joint attendance of shareholders for considering the agenda items and taking decisions on the items put to vote).

2.3. Date and venue of the General Shareholders' Meeting.
Date: June 26, 2007
Venue : 66, Karasunskaya Street, Krasnodar

2.3. Quorum of the General Shareholders' Meeting.

List of shareholders entitled to take part in the Meeting was made up on the basis of the data in the Company's register as of 7 May 2007 (record day).

By the record day the Company has distributed 2,960,512,964 ordinary shares. The Company has not acquired (repurchased) any shares.

Shareholders – owners of the Company's ordinary shares – are entitled to vote on agenda issues №1-2 and №4-8 of the annual General Shareholders' Meeting of the Public Joint –Stock Company "Southern Telecommunications Company".

Shareholders – owners of ordinary shares of the Public Joint –Stock Company "Southern Telecommunications Company" except for the members of the Board of Directors or persons holding positions in the Company's governing bodies – are entitled to vote on agenda issue № 3 (Election of the members to the Company's Auditing Commission).

Shareholders – owners of the Company's ordinary and preferred shares – are entitled to vote on agenda issue № 9 of the annual General Shareholders' Meeting of the Public Joint – Stock Company "Southern Telecommunications Company".

Number of votes of the shareholders participating in the Meeting and entitled to vote on agenda items № 1-2 and № 4-8 makes 2,346,718,096 or 79.27 % of total number of the Company's voting shares.

Number of votes of the shareholders participating in the Meeting and entitled to vote on agenda item № 3 (Election of the members to the Auditing Commission of the Company) makes 2,346,709,226 votes or 79.27 % of the total number of the Company's voting shares, except for the voting shares owned by the members of the Board of Directors or persons holding positions in the Company's governing bodies.

Number of votes of the shareholders participating in the Meeting and entitled to vote on agenda item № 9 makes 2,792,305,398 votes or 71 % of the total number of the Company's voting shares,

Quorum for adopting resolutions on agenda items № 1-2 and № 4-8 is secured by presence of shareholders owning in the aggregate more than 50 percent of total amount of the Company outstanding voting shares except for those acquired (repurchased) by the Company.

Quorum for adopting resolution on agenda items № 3 "Election of the members to the Company's Auditing Commission " is secured by presence of shareholders owning in the aggregate more than 50 percent of total amount of the Company outstanding voting shares except for those acquired (repurchased) by the Company or those owned by the members of the Board of Directors or persons holding positions in the Company's governing bodies.

Quorum for adopting resolution on agenda item № 9 is secured by presence of shareholders owning in the aggregate more than 50 percent of total amount of the Company outstanding voting shares except for those acquired (repurchased) by the Company.

2.4. Issues proposed for voting, and results of voting on them.

Voting results on the agenda item № 1.

Approval of annual report, annual financial statements including profit and loss statement (profit and loss accounts) and distribution of profits (including dividend payment) and losses on the basis of the reported fiscal year 2006 financial results.

1. To approve annual report, annual financial statements including profit and loss statement (profit and loss accounts) for fiscal year 2006.

Voting results:

	Number of votes	Percent of votes of the shareholders participating in the Meeting and entitled to vote on this item
For	2,181,616,575	92.96%
Against	286,287	0.01%
Abstain	96,228	Less than 0.01%

2. To distribute the Company's profit on the basis of the reported fiscal year 2006 financial results as follows:

- 275,444 thousand rubles to pay dividends, including:

0.121838 rubles per one preference share;

0.053031rubles per one ordinary share;

- 908,998 thousand rubles to increase the Company's owned capital.

To pay dividends on preference shares in cash prior to 24 August 2007; to pay dividends on ordinary shares in cash prior to 20 December 2007.

To determine the following procedure for payment of dividends to the persons included in the list of persons entitled to receive dividends, made up according to the data in the register of shareholders of the Company as of May 7, 2007:

- transfer to bank accounts of shareholders (shareholders shall bear expenses related to the dividends to be received by them);

- postal order (shareholders shall bear postal expenses related to the dividends to be received by them);

- cash payment in the Company's pay-offices (only to the Company's employees).

Voting results:

	Number of votes	Percent of votes of the shareholders participating in the Meeting and entitled to vote on this item
For	,2,180,236,956	92.91%
Against	224,712	0.01%
Abstain	965,158	0.04%

Voting results on the agenda item № 2:
Election of the members to the Company's Board of Directors.
Voting results:

	Number of votes	Percent of votes of the shareholders participating in the Meeting and entitled to vote on this item
For	25,597,218,306	99.16%
Against all candidates	1,163,316	Less than 0.01%
Abstain	46,794,121	0.18%

№	Full name of the candidate	Number of votes «FOR»
1.	Alexander Vladimirovich Andreev	2,442,753,425
2.	Boris Dmitrievich Antonyuk	2,207,892,845
3.	Yuriy Alexandrovich Bilibin	2,204,175,741
4.	Mikhail Borisovich Vasilyev	40,291,614
5.	Yekaterina Olegovna Vasilyeva	4,636,055
6.	Vladislav Sergeevich Vasin	29,697,298
7.	Yevgenia Sergeevna Vinokurova	3,664,976
8.	Andrey Alexandrovich Vinkov	2,477,607,542
9.	Dmitry Viktorovich Vitchinka	3,546,761
10.	Natalia Sergeevna Vorobyova	3,705,306
11.	Anatoly Anatolievich Gavrilenko	15,438,866
12.	Alexey Valentinovich Goltsov	4,551,687
13.	Yevgeny Petrovich Yenin	2,262,780,213
14.	Vladimir Borisovich Zhelonkin	2,204,104,445
15.	Oleg Borisovich Zyuzin	2,447,118,650
16.	Gennady Georgievich Kudryavtsev	2,205,265,124
17.	Denis Viktorovich Kulikov	2,695,090,011
18.	Oleg Mikhailovich Mikhailov	3,920,062
19.	Natalia Yurievna Odintsova	3,829,655
20.	Stanislav Nikolaevich Panchenko	2,226,400,028
21.	Ekaterina Alexandrovna Punina	14,023,553
22.	Elena Petrovna Selvich	2,205,619,757
23.	Maxim Yurievich Tsiganov	4,134,798
24.	Olga Borisovna Chernova	4,787,979

Voting results on the agenda item № 3:
Election of the members to the Company's Auditing Commission.
Voting results:

N	Full name of the candidate	For		Against		Abstain	
		Number of votes	%	Number of votes	%	Number of votes	%
1	Ruslan Kyarimovich Aksyaitov	1,620,970,640	69.07%	177,294,483	7.56%	298,852,131	12.73%
2	Konstantin Anatolievich Kirsta	19,046,787	0.81%	1,757,653,430	74.90%	308,748,733	13.16%
3	Natalia Viktorovna Koshel	26,726,313	1.14%	1,752,338,333	74.67%	307,638,704	13.11%
4	Victor Nikolaevich Lisenkov	237,886,308	10.14%	1,761,134,124	75.05%	87,129,098	3.71%
5	Sergey Vladimirovich Podosinov	1,601,628,247	68.25%	185,893,689	7.92%	308,784,117	13.16%
6	Igor Georgievich Polovnev	403,220,704	17.18%	1,600,996,947	68.22%	78,992,612	3.37%
7	Mikhail Viktorovich Tretyakov	1,592,406,514	67.86%	163,717,278	6.98%	338,992,180	14.45%

8	Natalia Vadimovna Feoktistova	1,662,301,571	70.84%	181,977,628	7.75%	252,255,015	10.75%
9	Olga Sergeevna Chetvyorkina	1,830,225,486	77.99%	172,153,292	7.34%	94,921,020	4.04%
10	Alexander Viktorovich Shevchuk	413,113,859	17.60%	1,587,084,069	67.63%	86,241,612	3.68%

Voting results on the agenda item № 4:
Appointment of the Company's Auditor for the year 2007.
Voting results:

	Number of votes	Percent of votes of the shareholders participating in the Meeting and entitled to vote on this item
For	2,163,314,275	92.18%
Against	46,699	Less than 0.01%
Abstain	1,435,498	0.06%

Voting results on the agenda item № 5:
Determination of the size of annual remuneration to be paid to the members of the Board of Directors.
Voting results:

	Number of votes	Percent of votes of the shareholders participating in the Meeting and entitled to vote on this item
For	2,145,955,397	91.44%
Against	975,394	0.04%
Abstain	17,627,503	0.75%

Voting results on the agenda item № 6:
Introduction of amendments and additions to the Company's Charter.

article 5 item 5.4
Voting results:

	Number of votes	Percent of votes of the shareholders participating in the Meeting and entitled to vote on this item
For	2,139,011,657	91.15%
Against	8,866,358	0.38%
Abstain	16,909,163	0.72%

6.2. article 7 item 7.5.
Voting results:

	Number of votes	Percentage of votes of the shareholders participating in the Meeting and entitled to vote on this item
For	2,138,987,802	91.15%
Against	8,883,946	0.38%
Abstain	16,900,100	0.72%

6.3. article 10 item 10.1.
Voting results:

	Number of votes	Percentage of votes of the shareholders participating in the Meeting and entitled to vote on this item
For	2,138,933,506	91.15%
Against	8,938,602	0.38%
Abstain	16,889,927	0.72%

6.4. article 10 item 10.2
Voting results:

	Number of votes	Percentage of votes of the shareholders participating in the Meeting and entitled to vote on this item
For	2,139,011,450	91.15%
Against	8,881,419	0.38%
Abstain	16,871,829	0.72%

6.5. article 10 item 10.3
Voting results:

	Number of votes	Percentage of votes of the shareholders participating in the Meeting and entitled to vote on this item
For	2,139,014,730	91.15%
Against	8,884,871	0.38%
Abstain	16,871,494	0.72%

6.6. article 12 item 12.2 sub-item 13.1
Voting results:

	Number of votes	Percentage of votes of the shareholders participating in the Meeting and entitled to vote on this item
For	2,138,976,888	91.15%
Against	8,903,167	0.38%
Abstain	16,891,620	0.72%

6.7. article 12 item 12.2 sub-item 13
Voting results:

	Number of votes	Percentage of votes of the shareholders participating in the Meeting and entitled to vote on this item
For	2,138,545,939	91.13%
Against	8,959,924	0.38%
Abstain	16,880,922	0.72%

6.8. article 12 item 12.2 sub-item 18
Voting results:

	Number of votes	Percentage of votes of the shareholders participating in the Meeting and entitled to vote on this item
For	2,129,966,036	90.76%
Against	8,947,166	0.38%
Abstain	16,858,473	0.72%

6.9. article 12 item 12.11
Voting results:

	Number of votes	Percentage of votes of the shareholders participating in the Meeting and entitled to vote on this item
For	2,139,019,140	91.15%
Against	8,853,330	0.38%
Abstain	16,841,164	0.72%

6.10. article 12 item 12.12
Voting results:

	Number of votes	Percentage of votes of the

		shareholders participating in the Meeting and entitled to vote on this item
For	2,138,978,919	91.15%
Against	8,850,778	0.38%
Abstain	16,883,157	0.72%

6.11. article 13 item 13.4 sub-item 11
Voting results:

	Number of votes	Percentage of votes of the shareholders participating in the Meeting and entitled to vote on this item
For	2,138,884,445	91.14%
Against	8,883,292	0.38%
Abstain	16,933,432	0.72%

6.12. article 13 item 13.4 sub-item 14
Voting results:

	Number of votes	Percentage of votes of the shareholders participating in the Meeting and entitled to vote on this item
For	2,138,744,876	91.14%
Against	8,880,639	0.38%
Abstain	16,997,602	0.72%

6.13. article 13 item 13.4 sub-item 18
Voting results:

	Number of votes	Percentage of votes of the shareholders participating in the Meeting and entitled to vote on this item
For	2,138,657,674	91.13%
Against	8,906,363	0.38%
Abstain	17,058,371	0.73%

6.14. article 13 item 13.4 sub-item 19
Voting results:

	Number of votes	Percentage of votes of the shareholders participating in the Meeting and entitled to vote on this item
For	1,682,632,831	71.70%
Against	465,081,584	19.82%
Abstain	16,987,321	0.72%

6.15. article 13 item 13.4 sub-item 24
Voting results:

	Number of votes	Percentage of votes of the shareholders participating in the Meeting and entitled to vote on this item
For	2,138,828,614	91.14%
Against	8,880,639	0.38%
Abstain	16,939,019	0.72%

6.16. article 13 item 13.4 sub-item 25
Voting results:

	Number of votes	Percentage of votes of the shareholders participating in the Meeting and entitled to vote on this item

For	2,138,629,452	91.13%
Against	9,044,286	0.39%
Abstain	17,062,425	0.73%

6.17. article 13 item 13.4 sub-item 26
Voting results:

	Number of votes	Percentage of votes of the shareholders participating in the Meeting and entitled to vote on this item
For	2,138,847,651	91.14%
Against	8,888,949	0.38%
Abstain	16,997,056	0.72%

6.18. article 13 item 13.4 sub-item 33
Voting results:

	Number of votes	Percentage of votes of the shareholders participating in the Meeting and entitled to vote on this item
For	2,138,882,216	91.14%
Against	8,916,510	0.38%
Abstain	16,934,930	0.72%

6.19. article 13 item 13.4 sub-item 34
Voting results:

	Number of votes	Percentage of votes of the shareholders participating in the Meeting and entitled to vote on this item
For	2,138,818,292	91.14%
Against	8,991,820	0.38%
Abstain	16,929,064	0.72%

6.20. article 13 item 13.4 sub-item 36
Voting results:

	Number of votes	Percentage of votes of the shareholders participating in the Meeting and entitled to vote on this item
For	551,138,556	23.49%
Against	1,596,688,183	68.04%
Abstain	16,906,917	0.72%

6.21. article 13 item 13.4 sub-item 37
Voting results:

	Number of votes	Percentage of votes of the shareholders participating in the Meeting and entitled to vote on this item
For	2,138,932,444	91.15%
Against	8,912,818	0.38%
Abstain	16,900,108	0.72%

6.22. article 13 item 13.4 sub-item 37
Voting results:

	Number of votes	Percentage of votes of the shareholders participating in the Meeting and entitled to vote on this item
For	551,115,908	23.48%
Against	1,596,685,544	68.04%
Abstain	16,932,204	0.72%

6.23. article 13 item 13.4 sub-item 38
Voting results:

	Number of votes	Percentage of votes of the shareholders participating in the Meeting and entitled to vote on this item
For	551,031,664	23.48%
Against	1,596,710,178	68.04%
Abstain	16,989,089	0.72%

6.24. article 14 item 14.4 sub-item 5
Voting results:

	Number of votes	Percentage of votes of the shareholders participating in the Meeting and entitled to vote on this item
For	2,138,557,355	91.13%
Against	8,877,899	0.38%
Abstain	17,095,456	0.73%

6.25. article 14 item 14.4 sub-item 15
Voting results:

	Number of votes	Percentage of votes of the shareholders participating in the Meeting and entitled to vote on this item
For	2,138,603,338	91.13%
Against	8,876,373	0.38%
Abstain	16,992,036	0.72%

6.26. article 14 item 14.7 paragraph 3
Voting results:

	Number of votes	Percentage of votes of the shareholders participating in the Meeting and entitled to vote on this item
For	2,138,611,774	91.13%
Against	8,865,553	0.38%
Abstain	17,105,716	0.73%

6.27. article 15 item 15.4 paragraph 2
Voting results:

	Number of votes	Percentage of votes of the shareholders participating in the Meeting and entitled to vote on this item
For	2,138,815,374	91.14%
Against	8,853,300	0.38%
Abstain	16,914,369	0.72%

6.28. article 17 item 17.1
Voting results:

	Number of votes	Percentage of votes of the shareholders participating in the Meeting and entitled to vote on this item
For	2,138,793,690	91.14%
Against	8,862,238	0.38%
Abstain	16,914,711	0.72%

6.29. article 17 item 17.3
Voting results:

	Number of votes	Percentage of votes of the shareholders participating in the Meeting and entitled to vote on this item
For	2,138,207,628	91.11%
Against	8,962,186	0.38%
Abstain	17,005,356	0.72%

Voting results on the agenda item № 7:
Introduction of amendments and additions to the Company's Regulations on the procedure for conducting a General Shareholders' Meeting.

Voting results:

	Number of votes	Percentage of votes of the shareholders participating in the Meeting and entitled to vote on this item
For	2,154,187,287	91.80%
Against	474,196	0.02%
Abstain	9,190,070	0.39%

Voting results on the agenda item № 8:
Introduction of amendments and additions to the Company's Statute on the Board of Directors:

8.1. article 3 item 3.1 sub-item 3.1.1
Voting results:

	Number of votes	Percentage of votes of the shareholders participating in the Meeting and entitled to vote on this item
For	1,689,213,088	71.98%
Against	394,004,017	16.79%
Abstain	19,036,625	0.81%

8.2. article 3 item 3.1 sub-item 3.1.2
Voting results:

	Number of votes	Percentage of votes of the shareholders participating in the Meeting and entitled to vote on this item
For	2,082,144,886	88.73%
Against	979,906	0.04%
Abstain	19,107,197	0.81%

8.3. article 3 item 3.2.5
Voting results:

	Number of votes	Percentage of votes of the shareholders participating in the Meeting and entitled to vote on this item
For	502,539,783	21.41%
Against	1,570,369,090	66.92%
Abstain	29,324,805	1.25%

8.4. article 3 item 3.2 sub-item 3.2.11
Voting results:

	Number of votes	Percentage of votes of the shareholders participating in the Meeting and entitled to vote on this item
For	2,071,353,484	88.27%
Against	902,107	0.04%

Abstain	19,099,729	0.81%

8.5. article 3 item 3.4
Voting results:

	Number of votes	Percentage of votes of the shareholders participating in the Meeting and entitled to vote on this item
For	1,688,347,249	71.95%
Against	394,012,192	16.79%
Abstain	19,880,847	0.85%

8.6. article 6 item 6.3
Voting results:

	Number of votes	Percentage of votes of the shareholders participating in the Meeting and entitled to vote on this item
For	2,082,302,418	88.73%
Against	67,567	Less than 0.01%
Abstain	19,861,490	0.85%

8.7. article 6 item 6.5
Voting results:

	Number of votes	Percentage of votes of the shareholders participating in the Meeting and entitled to vote on this item
For	2,082,286,932	88.73%
Against	899,891	0.04%
Abstain	19,044,652	0.81%

8.8. article 6 item 6.8
Voting results:

	Number of votes	Percentage of votes of the shareholders participating in the Meeting and entitled to vote on this item
For	2,082,280,220	88.73%
Against	894,240	0.04%
Abstain	19,054,018	0.81%

8.9. article 6 item 6.11
Voting results:

	Number of votes	Percentage of votes of the shareholders participating in the Meeting and entitled to vote on this item
For	502,528,297	21.41%
Against	1,576,597,052	67.18%
Abstain	23,061,226	0.98%

8.10. article 7 item 7.1
Voting results:

	Number of votes	Percentage of votes of the shareholders participating in the Meeting and entitled to vote on this item
For	2,082,056,753	88.72%
Against	1,144,912	0.05%
Abstain	19,077,618	0.81%

8.11. article 7 item 7.2

Voting results:

	Number of votes	Percentage of votes of the shareholders participating in the Meeting and entitled to vote on this item
For	2,081,981,838	88.72%
Against	1,169,151	0.05%
Abstain	19,126,520	0.82%

8.12. article 7 item 7.3
Voting results:

	Number of votes	Percentage of votes of the shareholders participating in the Meeting and entitled to vote on this item
For	2,081,716,677	88.71%
Against	1,321,917	0.06%
Abstain	19,224,185	0.82%

8.13. article 7 item 7.4
Voting results:

	Number of votes	Percentage of votes of the shareholders participating in the Meeting and entitled to vote on this item
For	2,081,954,514	88.72%
Against	1,123,648	0.05%
Abstain	19,201,121	0.82%

8.14. article 7 item 7.5
Voting results:

	Number of votes	Percentage of votes of the shareholders participating in the Meeting and entitled to vote on this item
For	2,082,130,309	88.73%
Against	1,059,760	0.05%
Abstain	19,089,214	0.81%

8.15. article 7 item 7.9
Voting results:

	Number of votes	Percentage of votes of the shareholders participating in the Meeting and entitled to vote on this item
For	2,082,003,241	88.72%
Against	1,107,921	0.05%
Abstain	19,166,005	0.82%

Voting results on the agenda item № 9:
Reorganization of "Southern Telecommunications Company" PJSC through merger of OJSC "Kuzminov Stavtelecom" into it. Approval of the Agreement of merger.

Voting results:

	Number of votes	Percentage of votes of the shareholders participating in the Meeting and entitled to vote on this item
For	205,244,846	7.35%
Against	291,071,275	10.42%
Abstain	13,402,110	0.48%

2.5. Wording of the resolutions approved by the General Shareholders' Meeting .

On item № 1:

1. To approve annual report, annual financial statements including profit and loss statement (profit and loss accounts) for fiscal year 2006.

2. To distribute the Company's profit on the basis of the reported fiscal year 2006 financial results as follows:

- 275,444 thousand rubles to pay dividends, including:

0.121838 rubles per one preference share;

0.053031rubles per one ordinary share;

- 908,998 thousand rubles to increase the Company's owned capital.

To pay dividends on preference shares in cash prior to 24 August 2007; to pay dividends on ordinary shares in cash prior to 20 December 2007.

To determine the following procedure for payment of dividends to the persons included in the list of persons entitled to receive dividends, made up according to the data in the register of shareholders of the Company as of May 7, 2007:

- transfer to bank accounts of shareholders (shareholders shall bear expenses related to the dividends to be received by them);

- postal order (shareholders shall bear postal expenses related to the dividends to be received by them);

- cash payment in the Company's pay-offices (only to the Company's employees).

On item № 2:

To elect the following members to the Company's Board of Directors:
Alexander Vladimirovich Andreev
Boris Dmitrievich Antonyuk
Yuriy Alexandrovich Bilibin
Andrey Alexandrovich Vinkov
Yevgeny Petrovich Yenin
Vladimir Borisovich Zhelonkin
Oleg Borisovich Zyuzin
Gennady Georgievich Kudryavtsev
Denis Viktorovich Kulikov
Stanislav Nikolaevich Panchenko
Elena Petrovna Selvich

On item № 3:

To elect the following members to the Company's Auditing Commission:
Ruslan Kyarimovich Aksyaitov
Sergey Vladimirovich Podosinov
Mikhail Viktorovich Tretyakov
Natalia Vadimovna Feoktistova
Olga Sergeevna Chetvyorkina

On item № 4:

To appoint the auditing company CJSC "KPMG" the Company's Auditor for 2007

On item № 5:

To approve the following rates of deductions for calculation of the annual remuneration payable to the members of the Board of Directors elected by the annual General Shareholders' Meeting:

0.26% (naught point two six percent) of the Company's EBITDA stated in the Company's 2007 financial statements in accordance with IFRS;

0.78% (naught point seven eight percent) of the Company's net profit allocated to dividend payment based on 2007 financial results.

On item № 6:

To introduce the following amendments and additions to the Charter of "UTK" PJSC (hereinafter – the Charter):

6.1. Item 5.4 of Article 5 of the Charter shall be considered Item 5.3.

6.2. Item 7.5 of Article 7 of the Charter shall be stated as follows:
«7.5. Shareholders owning at least 1 percent of votes at the General Shareholders' Meeting may demand that the Company provides the list of persons authorized to attend the Meeting. In such a case, data of the documents and mailing addresses of the shareholders-individuals on the list may only be provided by their consent.»;

6.3. Item 10.1 of Article 10 of the Charter shall be stated as follows:

«10.1. The Company may take decision on (declare) the payment of dividends on the placed shares on the basis of the results of the first quarter, half, nine months of the financial year and/or the results of the financial year. A resolution to pay/declare dividends on the basis of results of the first quarter, half and nine months of the financial year may be adopted within three months after the end of the respective period.

The dividends shall be paid out of the Company's net profit stated in the financial statements of the Company. Dividends on preferred shares of certain categories may be also paid out of the Company's funds specially allotted for this purpose.

In case of the Company's reorganization through merger of other companies into it, net profit shall be assessed by adding its net profit and net profits (losses) of the merged companies stated in their Profit and Loss Statements as at the last reporting date (date of reorganization) in accordance with effective accounting standards.

The General Shareholders' Meeting shall take the decision on payment of dividends, their size and form of payment under stocks of each category (type). The size of dividends shall not exceed the value recommended by the Company's Board of Directors.

The list of persons entitled to receive dividends shall be prepared as at the date of drawing up the list of persons entitled to participate in the General Meeting of Shareholders that adopted the resolution to pay the dividends. For the purpose of preparing the list of persons entitled to receive dividends, a nominee holder of shares of the Company shall submit information on the persons in whose interests he holds the shares of the Company.

6.4. Item 10.2 of Article 10 of the Charter shall be stated as follows:

«10.2. Dividends on preferred shares shall be paid out no later than 60 days after adopting the decision to pay the dividends, provided a shorter period is not set by the resolution of the General Shareholders Meeting.

Size of dividends on preferred shares is determined in item 8.2 herein";

6.5. Item 10.3 of Article 10 of the Charter shall be stated as follows:

«10.3. Annual dividends on ordinary shares shall be paid out no later than 31st December of the fiscal year in which the resolution on annual dividend payment was adopted, if earlier time period is not set by the resolution of the General Shareholders Meeting. Dividends on ordinary shares on the basis of the results of the first quarter, half, nine months of the financial year shall be paid out no later than 60 days after adopting the decision to pay the dividends, provided a shorter period is not set by the resolution of the General Shareholders Meeting";

6.6. The following sub-item shall be added to Item 12.2 of Article 12 of the Charter:

«13.1) payment/declaration of dividends on the basis of the results of the first quarter, half, nine months of the financial year, in which case a decision shall be passed by a majority of voting shareholders taking part in the General Shareholders' Meeting;»;

6.7. Sub-item 13 of Item 12.2 of Article 12 of the Charter shall be stated as follows:

«13) approval of the Company's annual reports and annual financial statements, including income statements (profit and loss accounts), and distribution of profits (including the payment/declaration of dividends, except profits distributed as dividends on the basis of results of the first quarter, half, and nine months of the financial year) and losses of the Company on the basis of results of the financial year, in which case a decision shall be passed by a majority of voting shareholders taking part in the General Shareholders' Meeting;";

6.8. Sub-item 18 of Item 12.2 of Article 12 of the Charter shall be stated as follows:

«18) adoption of a resolution on participation in financial-industrial groups and other associations of commercial organizations that shall be voted in favor of it by majority of voting shareholders attending the General Shareholders' Meeting;»;

6.9. Item 12.11 of Article 12 of the Charter shall be stated as follows:

*«12.11. List of shareholders entitled to participate in the General Shareholders' Meeting shall be made on the basis of information contained in the shareholders register of the Company.

Date of making a list of shareholders entitled to participate in General Shareholders' Meeting (record date) shall be no earlier than the date of adopting resolution on convening the General Shareholders' Meeting, no earlier than 50 days and no later than 35 days before the date of the General Shareholders' Meeting.

If the proposed agenda of an Extraordinary General Shareholders' Meeting contains the issue dealing with the election of members to the Board of Directors, date of making a list of shareholders entitled to participate in the Extraordinary General Shareholders' Meeting shall be no earlier than the date of adopting resolution to hold the Extraordinary General Shareholders' Meeting, no earlier than 65 days and no later than the date of notification on the Extraordinary General Shareholders' Meeting;»;

6.1.) Item 12.12 of Article 12 of the Charter shall be stated as follows:
«12.12. Notification on conduction of a General Shareholders' Meeting shall be made no later than 30 days prior to the date of the General Shareholders' Meeting except when an Extraordinary General Shareholders' Meeting shall be held within 40 days from the date of submission of a request to call an Extraordinary General Shareholders' Meeting (from the moment of adopting a resolution to call an Extraordinary General Shareholders' Meeting) and Notification on conduction of the Extraordinary General Shareholders' Meeting shall be made no later than 20 days prior to its date.
Within the stated time, notice of the General Shareholders Meeting shall be sent to each person specified in the list of persons entitled to attend the General Shareholders' Meeting by registered letter or be delivered personally to such persons against a signature of receipt, or published in the newspaper "Rossiyskaya Gazeta".

6.11. Sub-item 11 of Item 13.4 of Article 13 of the Charter shall be stated as follows:

11) approving decisions on securities' issue, offering circulars, reports on the results of shares' acquisition by the Company for the purpose of their redemption, reports on the results of shares' redemption, reports on the results of making demands by shareholders to buy out shares owned by them;»;

6.12. Sub-item 14 of Item 13.4 of Article 13 of the Charter shall be stated as follows:
«14) recommendations on distribution of profits, including on size and procedure of dividend payment, and losses of the Company on the basis of results of the financial year »;

6.13. Sub-item 18 of Item 13.4 of Article 13 of the Charter shall be stated as follows:
"18) approval of the Provisions on the Internal Audit Department and consideration of other matters, decisions on which shall be taken by the Board of Directors in accordance with such Provisions;";

6.14. Sub-item 19 of Item 13.4 of Article 13 of the Charter shall be stated as follows:
«19) prior approval of a single transaction or a number of related transactions dealing with purchase, disposal or possible disposal by the Company, directly or indirectly, of its assets, the value whereof ranges from 1 to 25 percent of the book value of the Company's assets as of the latest reporting date determined from its accounting data;»;

6.15. Sub-item 24 of Item 13.4 of Article 13 of the Charter shall be stated as follows:
"24) prior approval of the candidates to the posts of directors of branches, representative offices, Internal Audit Department and relieving the indicated directors of their posts at the Company's initiative;";

6.16. Sub-item 25 of Item 13.4 of Article 13 of the Charter shall be deleted.

6.17. Sub-item 26 of Item 13.4 of Article 13 of the Charter shall be stated as follows:
«26) election of the Company's individual executive body (General Director), determination of his term of office, as well as early termination of his powers and the Employment Agreement concluded with him;»;

6.18. Sub-item 33 of Item 13.4 of Article 13 of the Charter shall be stated as follows:
"33) approval of the terms of the contracts (additional agreements), concluded with the General Director, members of the Management Board, directors of branches and representative offices,

head of the Internal Audit Department, Corporate Secretary of the Company as well as consideration of matters, resolutions on which shall be taken by the Board of Directors in accordance with the abovementioned contracts;»;

6.19. Sub-item 34 of Item 13.4 of Article 13 of the Charter shall be stated as follows:
«34) taking decisions on participation of the Company in other commercial organizations (joining as a participant, termination of participation, change in participating share, change in the nominal value of participating share, change in number of shares or nominal value of shares owned by the Company);»;

6.20. The amendment has not been approved;

6.21. Sub-item 37 of Item 13.4 of Article 13 of the Charter shall be stated as follows:

37) approval of the internal document (documents) setting the procedure of holding a contest for selection of the Company's Auditor to be recommended by the Board of Directors to the General Shareholders' Meeting for approval;";

6.22. The amendment has not been approved;

6.23. The amendment has not been approved;

6.24. Sub-item 5 of Item 14.4 of Article 14 of the Charter shall be stated as follows:
«5) Preparation of materials and draft resolutions on the issues to be considered by the Company's Board of Directors, except for those specified in paragraphs 24, 26, 27, 28, 31, 32, 33 of item 13.4 of Article 13 hereof and those initiated in compliance with the legislation of the Russian Federation and the Company's Charter with indication of the fixed time for their consideration by the Board of Directors making impossible their prior examination by the Company's Management Board;
preparation of materials to be considered by the Committees of the Board of Directors, except for the materials to be prepared by the Internal Audit Department for the Audit Committee of the Board of Directors so that the Audit Committee can estimate the Company's internal control procedures and give recommendations on their improvement;»;

6.25. Sub-item 15 of Item 14.4 of Article 14 of the Charter shall be stated as follows:
«15) preliminary consideration of the branches' budgets and reports on their implementation.»;

6.26. Paragraph 3 of Item 14.7 of Article 14 shall be deleted.

6.27. Paragraph 2 of Item 15.4 of Article 15 of the Charter shall be stated as follows:
«Rights, duties, remuneration size, and responsibilities of the General Director shall be defined in the Agreement to be concluded between the General Director and the Company. The Agreement shall be concluded for a term of the General Director's office determined by the Company's Board of Directors.»

6.28. Item 17.1 of Article 17 of the Charter shall be stated as follows:
"17.1.To exercise control over financial and economic operations, the Company shall form the Auditing Commission, the Internal Audit Department and shall engage an independent auditor."

6.29, Item 17.3 of Article 17 of the Charter shall be stated as follows:
«17.3. The Company shall set up a special structural subdivision, independent of the Company's executive bodies, Internal Audit Department, the activity of which shall be controlled directly by the Board of Directors.
Functions of the indicated structural subdivision, its operation, procedure of appointment of its workers and their responsibilities shall be determined in the internal document approved by the Company's Board of Directors».

On item № 7:
To introduce the following amendments and additions to the Regulations on holding a General Shareholders' Meeting of "UTK" PJSC (hereinafter – the Regulations):

7.1, Item 4.1 of the Regulations shall be stated as follows:
«4.1. Notification on conduction of a General Shareholders' Meeting shall be made no later than 30 days prior to the date of the General Shareholders' Meeting except when an Extraordinary

General Shareholders' Meeting shall be held within 40 days from the date of submission of a request to call an Extraordinary General Shareholders' Meeting (from the moment of adopting a resolution to call an Extraordinary General Shareholders' Meeting) and Notification on conduction of the Extraordinary General Shareholders' Meeting shall be made no later than 20 days prior to its date.

Within the stated time, notice of the General Shareholders Meeting shall be sent to each person specified in the list of persons entitled to attend the General Shareholders' Meeting by registered letter or be delivered personally to such persons against a signature of receipt, or published in the newspaper "Rossiyskaya Gazeta".

On item № 8:
To introduce the following amendments and additions to the Statute on the Board of Directors of "UTK" PJSC (hereinafter – the Statute):

8.1. Sub-item 3.1.1 of item 3.1 of Article 3 shall be stated as follows:
«3.1.1. to require in written form both available to the general public and insider information (documents) from the Company's officials in accordance with the procedure set by the Company's by-laws;»;

8.2. sub-item 3.1.2 of item 3.1 of Article 3 shall be stated as follows:

«3.1.2. to get compensation of expenses related to execution of their functions as members of the Board of Directors in accordance with the procedure set herein.
If the current legislation of the Russian Federation does not impose a ban on their participation in the governing body of a commercial organization on a paid basis, to get remuneration for execution of their functions of members of the Board of Directors in accordance with the procedure set herein, or to exercise their functions of members of the Board of Directors on a gratis basis;»;

8.3. The amendment has not been approved;

8.4. sub-item 3.2.11 of item 3.2 of Article 3 shall be considered item 3.2.10, the following items 3.2.11, 3.2.12 shall be added to Article 3:
«3.2.10. to notify the Board of Directors in writing of the fact of ownership of the Company's securities, of their intention to enter into transactions with the securities of the Company or its subsidiaries and affiliates as well as of the effected transactions with such securities.
3.2.11. to notify the Company in writing of the fact that the current legislation of the Russian Federation imposes (lifts) a ban on their participation in the governing body of a commercial organization on a paid basis;
3.2.12. to notify the Company in writing of their intention to exercise the functions of members of the Board of Directors on a gratis basis.»;

8.5. item 3.4 of Article 3 shall be stated as follows:
«3.4. At the written request of a member of the Board of Directors the Company shall be obliged to provide him an unlimited access to information (documents) mentioned in sub-item 3.1.1. hereof.
The required information and documents shall be presented for familiarization to a member of the Board of Directors within five days after filing the corresponding request, provided other period is not prescribed by the Company's internal documents regulating the procedure for giving such information (documents).
At the request of a member of the Board of Directors the Company shall be obliged to give him the copies of all required documents.»;

8.6. item 6.3 of Article 6 shall be stated as follows:
«6.3. Meeting of the Board of Directors shall be convened by the Chairman of the Board of Directors on his own initiative, upon the request of a member of the Board of Directors, the Auditing Commission, the Company's Auditor, individual or collegiate executive body as well as by request of a shareholder (shareholders) owning in the aggregate 5 (five) or more percent of the Company's voting shares.
The agenda of a meeting shall be determined by the Chairman of the Board of Directors taking into consideration the approved Plan of work of the Board of Directors and the received requests of the persons listed in the first paragraph herein.»;

8.7. item 6.5 of Article 6 shall be stated as follows:
«6.5. Notice of the Board of Directors' meeting shall be sent to each member of the Board of Directors together with all necessary materials not later than 14 business days prior to the date of the meeting.
The above time limits can be reduced if it is necessary to urgently resolve any matters, provided none of the members of the Board of Directors objects. Should, in accordance with the current legislation, the meeting of the Board of Directors be convened within a tighter time schedule, the time period for sending notification and all necessary materials shall be shortened.
Notice of the meeting of the Board of Directors shall be forwarded to the members of the Board of Directors in written form or in other suitable for them form (including by post, cable, telex, telephone, e-mail or other). Notice of the meeting of the Board of Directors shall contain information specified in sub-items 6.4.3.-6.4.8. herein and the address, at which the members of the Board of Directors can send their written opinions.
The bodies and persons entitled to request convening of a session of the Board of Directors may include additional items into the agenda of the session, provided none of the members of the Board of Directors objects. The proposal to include an additional item into the agenda of the meeting to be held shall be submitted in written form and shall contain the wording of such agenda item as well as the information specified in sub-items 6.4.1, 6.4.2, 6.4.6 hereof.
The bodies and persons, at whose request the meeting is convened (the additional item is included into the agenda of the meeting), are entitled to withdraw in writing their proposal at any time till the moment of summing up voting results on the proposed agenda items.
Should the circumstances arise making it impossible or difficult to hold the meetings of the Board of Directors in place and (or) in time, of which the members of the Board of Directors have been notified, the meeting with the planned agenda shall be held in a different place and (or) at a different time.
All members of the Board of Directors shall be informed about the changes in the venue and (or) time of the meeting of the Board of Directors taking into account the time that is normally required for the members of the Board of Directors to arrive at the meeting. Notification of the said changes shall be sent to the members of the Board of Directors in any form guaranteeing that a member of the Board of Directors will receive the notification at his place of business or at the address to which he receives his mail.
All members of the Board of Directors shall be informed about the changes in the agenda of the meeting in order established for notification on the meeting.
The first (organizational) meeting of the Board of Directors shall be held without prior notification on the date of the General Shareholders' Meeting at which the Board of Directors has been elected (if the resolution on the election of the members of the Board of Directors as well as the voting results on it have been announced at the General Meeting of the Shareholders, in the course of which the voting was held).

8.8. item 6.8 Article 6 shall be stated as follows:
«6.8. The Chairman of the meeting held in the form of personal attendance shall be obliged to read out the written opinion of a member of the Board of Directors not attending the meeting of the Board of Directors prior to voting on the agenda item on which this opinion has been presented.
Should the submitted written opinion (of a member of the Board of Directors not attending the meeting of the Board of Directors held in the form of personal attendance as well as at absentee voting) contain a proposal of the draft resolution differing substantially from that initially put to the vote, each member of the Board of Directors shall express his/her opinion on it by voting before drawing-up the minutes of the meeting.»;

8.9. The amendment has not been approved;

8.10. item 7.1 of Article 7 shall be stated as follows:
«7.1. The Company shall bear expenses associated with the work of the Board of Directors. Among other the Company shall compensate documented expenses incurred by the members of the Board of Directors in connection with discharge of their duties.
Member of the Company's Board of Directors working on a paid basis shall receive remuneration for performing his/her duties as well as bonuses specified in item 7.7 hereof. »

8.11. item 7.2 of Article 7 shall be stated as follows:

«7.2. Remuneration to a member of the Board of Directors shall comprise quarterly and annual remunerations.»;

8.12. item 7.3 of Article 7 shall be stated as follows:
«7.3. Quarterly remuneration to each member of the Board of Directors shall be established in the amount of 200, 000 rubles.
Remuneration to the Chairman of the Board of Directors shall be set with a raising coefficient 1.5.
Quarterly remuneration to a member of the Board of Directors shall be cut down by:
30 percent – in case of his attendance at less than a half of the Board of Directors meetings held in the form of personal attendance;
100 percent – in case of his paiticipation in less than a half of all Board of Directors meetings being held.
If the personal structure of the Board of Directors and-or the conditions of performing the duties by a member of the Board of Directors (paid / gratis basis) have changed during the quarter, quarterly remuneration shall be calculated and paid in proportion to the hours worked by the member of the Board of Directors on a paid basis.»;

8.13. item 7.4 of Article 7 shall be stated as follows:
«7.4. The annual remuneration for the entire body of the Board of Directors of the Company shall be rated as a sum total of deductions according to standards (percentage):
from the Company's EBITDA for the reported year based on the Company's financial statements for the reported year compiled in accordance with IFRS ;
from the Company's net profit allocated to dividend payment based on the financial results of the reporting year;
Annual remuneration for one member of the Board of Directors shall be determined as the amount calculated according to paragraphs 1 - 3 herein divided by the number of persons elected to the Board of Directors.
If the personal structure of the Board of Directors and-or the conditions of performing the duties by a member of the Board of Directors (paid / gratis basis) have changed during the period from election of the Board of Directors by the Annual General Shareholders' Meeting till the next Annual General Shareholders' Meeting, annual remuneration shall be calculated and paid in proportion to the hours worked by the member of the Board of Directors on a paid basis.»;
The annual remuneration to a member of the Board of Directors calculated according to the fourth and fifth paragraphs herein shall be reduced by 50 percent, should he/she attend less than a half of the Board of Directors meetings held during his/her term of office.";

8.14. item 7.5 of Article 7 shall be stated as follows:
«7.5. The standard (percentage) of deductions for calculation of the annual remuneration shall be determined by the resolution of the Annual General Shareholders' Meeting and used for calculation of the remuneration amount to be paid to the persons performing the duties of the members of the Board of Directors till the next Annual General Shareholders' Meeting.»;

8.15. The following item 7.9 shall be added to Article 7:
«7.9. Members of the Board of Directors shall have the right to participate in option programs realized by the Company.».

On item № 9:
The resolution has not been approved.

2.6. Date of making up the Minutes of the General Shareholders' Meeting:
26.06.2007

3. Signature		
3.1. Deputy General Director – Director for Economics and Finance	(Signature)	A. A. Dobryakov
3.2. Date " 26 " June 20 07	Official seal	

END

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